Prospectus Supplement No. 2 to Prospectus dated September 6, 2005, as supplemented on September 23, 2005	Filed pursuant to Rule 424(b)(3) File No. 333-121957
BEIJING MED-PHARM CORPORATION
     This document supplements the prospectus, dated September 6, 2005, relating to offers and resales of up to 9,074,965 shares of our common stock, including 573,913 shares issuable upon the exercise of warrants. This prospectus supplement is incorporated by reference into the prospectus. The prospectus was filed as part of Post Effective Amendment No. 2 to our Registration Statement on Form S-1 (File No. 333-121957). This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the prospectus, including any amendments or supplements thereto.
Private Placement
     On October 19, 2005, we completed a private placement of an aggregate of 4,199,981 shares of our Common Stock, par value $0.001 per share, and warrants exercisable for an aggregate of 1,049,828 shares of Common Stock. We sold 126 investment units in the private placement at a per unit purchase price equal to $50,000 for gross proceeds to us of $6.3 million. These sales were made pursuant to Subscription Agreements and amendments that we entered into with certain institutional and individual accredited investors, effective as of October 14, 2005.
     Each unit sold in the private placement consisted of 33,333 shares of Common Stock, a Series A Warrant to purchase 4,166 shares of Common Stock at an exercise price of $1.875 per share, or the Series A Warrant, and a Series B Warrant to purchase 4,166 shares of Common Stock at an exercise price of $2.25 per share, or the Series B Warrant, and, together with the Series A Warrant, the Warrants.
     Under the terms of the Subscription Agreements, we agreed to use our reasonable commercial efforts, subject to receipt of necessary information from the investors, to cause a registration statement relating to the resale by the investors of the shares of Common Stock sold in the private placement and the shares of Common Stock underlying the Warrants to be filed with the Securities and Exchange Commission, or the SEC, within 60 days after the closing date of the private placement.
     With the exception of the respective exercise prices applicable to the Series A Warrants and the Series B Warrants, the terms of the Series A Warrants and the Series B Warrants are identical. The Warrants provide that the holder thereof shall have the right to acquire, at any time prior to October 7, 2010, shares of Common Stock upon the payment of $1.875 per share of Common Stock to be acquired upon exercise of the Series A Warrants, and $2.25 per share of Common Stock to be acquired upon exercise of the Series B Warrants. If we do not file a registration statement within 60 days after the closing date of the private placement or such a registration statement is not declared effective by the SEC on or before 180 days after the closing date of the private placement, we will reduce the exercise price of the Warrants by $0.10 for each full 30-day period for which a such a default event exists. The then outstanding and unexercised Warrants terminate on October 7, 2010. If the Common Stock trades at a price in excess of 200% of the stated exercise price of a Warrant for any consecutive 20-day period, we will have the right to terminate all unexercised Warrants of that series of Warrants by providing 45 days’ prior written notice to the holders of such Warrants. The Warrants also will terminate upon the occurrence of a “Change of Control,” as defined in the Warrants. We are required to provide notice to the holders of the Warrants at least 10 days before the closing of a “Change of Control” as provided in the Warrants.
     Philadelphia Brokerage Corporation acted as placement agent in the private placement. In connection with the private placement, we issued to the placement agent a Series A Warrant to purchase 94,500 shares of Common Stock and a Series B Warrant to purchase 94,500 shares of Common Stock, and paid the placement agent a placement fee equal to $346,500, plus the reimbursement of certain expenses.
     The issuance and sale of the Common Stock and Warrants in the private placement was made in reliance upon the exemption from registration provided in Section 4(2) of the Securities Act of 1933, as amended, or the Securities Act. The investors are accredited investors as defined in Rule 501 of Regulation D promulgated under the Securities Act. Each of the certificates representing shares of Common Stock and each of the Warrants issued and sold in the private placement contain restrictive legends preventing the sale, transfer or other disposition of such shares and

Warrants unless registered under the Securities Act.
Approval Certificate for Wanwei Acquisition
     On December 15, 2004, we entered into a share transfer and debt restructuring agreement with Beijing Wanhui Pharmaceutical Group, or Wanhui Group, and a share transfer agreement with Wen Xin, a minority equity holder of Wanwei, to acquire all of the outstanding equity interests of Beijing Wanwei Pharmaceutical Co., Ltd., or Wanwei.
     On October 18, 2005, China’s Ministry of Commerce issued to us an Approval Certificate of Foreign Investment relating to our acquisition of Wanwei. We expect our acquisition of Wanwei to be completed by the end of the first quarter of 2006. Completion of the acquisition is subject, however, to additional conditions, risks and uncertainties, each as described in the prospectus.
     Investing in our common stock involves risks that are described in the “Risk Factors” section beginning on page 5 of the prospectus.
     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of the prospectus any prospectus supplement. Any representation to the contrary is a criminal offense.
The date of this prospectus supplement is October 20, 2005